Exhibit 99.1

EnCana Corporation
EnCana on 8th	tel: (403) 645-2000
1800 855 2nd Street SW
PO Box 2850
Calgary AB Canada T2P 2S5	www.encana.com

October 15, 2008

To:	All Canadian Securities Regulatory Authorities

cc:	Toronto Stock Exchange (via SEDAR) New York Stock Exchange, Inc. (via email) The Canadian Depository for Securities Ltd. (via fax)

Re:	EnCana Corporation Notification of Cancellation of Special Meeting and Record Dates
We wish to advise of the following with respect to Cancellation of Special Meeting and Record Dates for EnCana Corporation:

1.	Meeting Type	Special
2.	Securities Entitled to Receive Notice of & Vote at the Meeting	Common Shares
3.	CUSIP Number	292505 104
4.	ISIN Number	CA292505 104 7
5.	Record Date for Notice & Voting	CANCELLED
6.	Beneficial Ownership Determination Date	CANCELLED
7.	Meeting Date	CANCELLED
8.	Meeting Location	Calgary, Alberta

Per:	“Kerry D. Dyte”

Kerry D. Dyte, Corporate Secretary